

Tofaş Türk
GNL. MÜD. L
TELEFON
FAX
INTERNET
VERGİ DAİRESİ 846 000 0422
YOLU 10. Km
BURSA
16369 BURSA
1 03 50 (PBX)
5 09 47
(224) 261 13 50
Tic.Sic.No.: 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

01.04.2005

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Enclosure:
1. *Board decisions 2005/6-11*



RECEIVED 2005 ... -5 A 7:2...

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 18.03.2005

Number of the Decision : 2005/6

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT: Discussion of Company Financial Statements as of December 31, 2004.

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

The Members of Auditing Committee of our Board of Directors, have proposed to adopt the following resolution on the financial statements and footnotes of the Company.

With regards to the financial statements of our Company as of 31.12.2004, it is hereby resolved to submit the independent auditing limited review report issued by Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order to determine that financial statements and reports are prepared in line with the information retained by the partnership and reviewed in accordance with the regulations, and correctly reflect the financial status of our Company as of the mentioned period pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

DIEGO PISTONE
Member



TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 18.03.2005

Number of the Decision : 2005/7

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT: Selection of Independent External Auditing Company.

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Ernst & Young - Güney S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2005 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

DIEGO PISTONE
Member



TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 29.03.2005

Number of the Decision : 2005/8

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT:
About participation of TOFAŞ Türk Otomobil Fabrikası A.Ş. in PLATFORM Araştırma Geliştirme Tasarım ve Ticaret A.Ş.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

The Company Management has proposed for discussing the issue of participation to PLATFORM Araştırma Geliştirme Tasarım ve Ticaret Anonim Şirketi to be established in order to carry out research, development and design activities in the field of automotive, and the following resolutions were adopted as a result of the discussions.

It is hereby resolved to participate in the company to be established under the title of PLATFORM Araştırma Geliştirme Tasarım ve Ticaret Anonim Şirketi as TOFAŞ Türk Otomobil Fabrikası A.Ş. and hold a share of 99 % by committing a capital of YTL 990.000.- in PLATFORM Araştırma Geliştirme Tasarım ve Ticaret A.Ş., whose incorporation capital will be YTL 1.000.000.- (One million).

Additionally, it is hereby approved and resolved to authorize Company Management to perform the legal proceedings and appoint Mr. Diego AVESANI and Mr. Ahmet Nezih OLCAY as the representatives of our Company to represent TOFAŞ Türk Otomobil Fabrikası A.Ş. in the said partnership, and sign the articles of association, assign memberships in the board of directors, allocate capital and perform other tasks within the scope of the relevant regulations on behalf of our Company.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

DIEGO PISTONE
Member



TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision :29.03.2005

Number of the Decision : 2005/9

Participants :

- Mr. Mustafa V. KOÇ : Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE : Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY : Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI : Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR : Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI : Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA : Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE : Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU : Auditor
- Mr. Luca MORONI : Auditor
- Mr. İbrahim YELMENOĞLU : Auditor

SUBJECT:
About participation of TOFAŞ Türk Otomobil Fabrikası A.Ş. in FER-MAS Oto Ticaret A.Ş.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

The Company Management has proposed a discussion on the participation in FER-MAS Oto Ticaret Anonim Şirketi to be established for providing importing, in-country distribution, sales and servicing activities for passenger cars and other motor vehicles in the field of automotive industry as well as spare parts and other accessories thereof, and the following decisions were adopted upon the discussions.

It is hereby resolved to participate in the company to be established under the title of FER-MAS Oto Ticaret Anonim Şirketi as TOFAŞ Türk Otomobil Fabrikası A.Ş. and hold a share of 99.4285 % by committing a capital of YTL 3.480.000.- in FER-MAS Oto Ticaret Anonim Şirketi, whose incorporation capital will be YTL 3.500.000.- (three million five hundred).

Additionally, it is hereby approved and resolved to authorize Company Management to perform the legal proceedings and appoint Mr. Diego AVESANI and Mr. Ahmet Nezih OLCAY as the representatives of our Company to represent TOFAŞ Türk Otomobil Fabrikası A.Ş. in the said partnership, and sign the articles of association, assign memberships in the board of directors, allocate capital and perform other tasks within the scope of the relevant regulations on behalf of our Company.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

DIEGO PISTONE
Member



TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 30.03.2005

Number of the Decision : 2005/10

Participants :

- Mr. Mustafa V. KOÇ : Chairman-KOÇ Holding A.Ş.
- Mr. Temel ATAY : Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI : Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR : Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA : Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE : Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU : Auditor
- Mr. Luca MORONI : Auditor
- Mr. İbrahim YELMENOĞLU : Auditor

SUBJECT:
Replacement of vacant seats due to resignation of members from our Board of Directors.

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Mr. Alfredo ALTAVILLA, the member of the Board of our Company has proposed to adopt the following resolution on the resignations from the Board Membership and on replacement thereof.

The resignations of Mr. Antonio BENE, who has been holding the title of Vice-Chairman of the Board of Directors of our Company since 27.10.2004 and Mr. Paolo MASSI who has been appointed to the Board of Directors of our Company and acting as the member since 17.01.2005 have been approved. The Board of Directors has offered its gratitude to Mr. Antonio BENE and Mr. Paolo MASSI for their successful performances and contributions throughout their term of office.

Upon the proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Sergio MARCHIONNE as the Vice-Chairman of the Board of Directors of our Company due to the vacancy caused by Mr. Antonio BENE, and it has been resolved to appoint Mr. Paolo MONFERINO as the member the Board of Directors of our Company due to the vacancy caused by Mr. Paolo MASSI, and to bring this proposal of assignment to the first General Assembly's approval.

MUSTAFA V. KOÇ
Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

DIEGO PISTONE
Member



TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 30.03.2005
Number of the Decision	: 2005/11
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT: Approval of the Report of the Board of Directors, dated 25.03.2005.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

Mr. Mustafa V. Koç, the Chairman of the Board of Directors, has proposed to discuss and resolve on the following issues. The consolidated Balance Sheet and Income Statement as of the year 2004 audited by the Company Auditors and Independent External Auditors and prepared by the General Management of the Company in accordance with the International Financial Reporting Standards (IFRS) pursuant to Notification of Capital Market Board (CMB), Volume XI, No: 25, on "Accounting Standards in Capital Market", and the proposal on the distribution of profit as well as the Annual Board of Directors' Report and the Corporate Management Principles Compliance Report has been discussed, and it is resolved:

a) To approve the consolidated Balance Sheet of 31.12.2004 and submit it to the General Assembly with the sum of Assets and Liabilities amounting to 1.664.747 thousand YTL,

b) To approve the consolidated Income Statement of 2004 that indicates a profit before tax of 27.743 thousand YTL and submit it to the General Assembly,

c) *To submit to the General Assembly that the donations and contributions of the* company to the foundations and associations with tax exemption for social aid purposes in 2004 were totaled to 1.351.808 YTL,

d) To distribute our shareholders a cash dividend of 30.000.000- YTL at a rate of 6,6666667 % equaling to 0,06666667 YKR against a nominal share of 1 YKR (a gross (= net) of 333,33 TL for each 5000 TL nominal share) after the legal liabilities are deducted from the profit of 2004, and to propose the General Assembly the date of distribution of dividends as 02 May 2005,

e) To submit the Report of the Board of Directors and the Corporate Management Principles Compliance Report for the year ended 2004 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,

f) To make Report of Board of Directors, Corporate Management Principles Compliance Report, Balance Sheet and Income Statement, Report of Auditors and the Profit Distribution proposal available for reviewing by our shareholders in our Company Head Office and our website at www.tofas.com.tr 15 days prior to the date of General Meeting.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member